August 15, 2008

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Jorge Rivera Staff Attorney

Subject:	RCN Corporation Form 10-K for the year ended December 31, 2007, as Amended Filed March 11, 2008 File No. 1-16805
Dear Mr. Rivera:
On behalf of RCN Corporation (the “Company” or “RCN”), the undersigned confirms the receipt of the comment letter (the “Comment Letter”), dated July 22, 2008, to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007, as amended, including disclosure incorporated therein by reference from the Company’s 2008 Definitive Proxy Statement filed on April 25, 2008 (collectively, the “Annual Report”).
This letter sets forth the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented therein. Defined terms used herein and not defined herein have the meanings set forth in the Annual Report.
Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, Page 26
Key Financial and Statistical Measures, page 29
1.	In your future filings, discuss and analyze management’s expectation regarding how the key performance indicators identified in the MD&A and any other material trends and uncertainties of which management is aware, including, for example, the increased competition in from incumbent telephone companies and wireless providers, which may provide alternative solutions for your customers, could affect the company’s performance in the future.
Response: The Company acknowledges the Staff’s comment and will include disclosure beginning with the MD&A included in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008.
Liquidity and Capital Resources, page 34
2.	In your future filings, provide a discussion regarding your sources of cash to meet your short- and long-term liquidity needs. Note that we consider “long-term” to be the period in excess of twelve months. See Section III.C. of Release No. 33-6835 and footnote43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond. If so, then state the length of time for which the existing funds will be sufficient.

Response: The Company acknowledges the Staff’s comment and has reviewed the Releases referenced by the Staff. Accordingly, the Company will include disclosure beginning with the MD&A included in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 clarifying whether the Company will have sufficient cash and other financial resources to fund its operations and meet its obligations for the next twelve months and for the foreseeable future thereafter.
3.	In a similar fashion, discuss your expected capital expenditures for the then current fiscal year as you continue to implement your business strategy.
Response: The Company acknowledges the Staff’s comment and will include disclosure beginning with the MD&A included in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 clarifying whether the Company’s anticipated range of capital expenditures and its belief that it will have sufficient cash and other financial resources to fund its capital expenditures for the then-current fiscal year.
Letters of Credit, page 36
4.	We note that you have approximately $47.0 million letters of credit as of December 31, 2007 relating to workmen’s compensation and employee liability insurance policies, real estate lease obligations, right of way obligation, and license and permit obligations to government agencies. With respect to you workmen’s compensation and employee liability insurance policies, it appears that you may be self-insured. If so, tell us how you account for such self-insurance programs and provide us with a detailed analysis of your application of such literature. Revise your disclosures accordingly.
Response: The Company is self-insured, subject to certain caps and other limits, on its largest employee medical plan, which covers approximately 60% of its employees, and for its casualty plan, which includes workers compensation, auto, and general liability coverage. The Company purchases stop-loss insurance in amounts that the Company believes are reasonable for its self-insured medical plan to cover claims over a certain cap, and casualty insurance for casualty claims in excess of a deductible.
On a semi-annual basis, a third party actuary provides the Company with a formal actuarial analysis of the projected IBNR for the self-insured portion of both the medical and casualty plans, and the Company adjusts its IBNR reserves accordingly. Between these semi-annual reports, the Company assesses the adequacy of the IBNR reserves based on discussions with its third party actuary taking into account actual claims experience. Premiums required under the terms of policies in place to cover claims in excess of the cap/deductible are expensed on an accrual basis over the period to which any given policy applies. The Company has followed the criteria of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”.
The Company acknowledges the Staff’s comment regarding the additional disclosure, and proposes to include disclosure in the footnote on commitments and contingencies in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 as follows:
“The Company is self-insured on its largest employee medical plan, which covers approximately 60% of its employees, and for its casualty insurance coverage (subject to certain limitations). The liabilities are established on an actuarial basis, with the advice of consulting actuaries. The liability is included in “accrued expenses and other liabilities” on the condensed consolidated balance sheets.”
In addition to the foregoing, the Company will modify the description of its outstanding letters of credit to indicate that they relate to surety bonds, real estate lease obligations, right of way obligations, and license and permit obligations.

Part III
Item 11. Executive Compensation
Compensation Discussion and Analysis
Components of Executive Compensation, Proxy Statement, page 15
5.	In your future filings, please quantify the strategic operating objectives set by the Board in order for an executive officer to receive any payment under the company’s bonus plan. You should discuss the specific levels of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).
Response: The Company notes that on page 16 of the Proxy Statement, it has disclosed the qualitative metrics upon which the Company’s 2008 Short Term Incentive Plan (the “2008 STI”) is based, as well as the weight accorded to each metric. In addition, the Company described technical changes made to the 2008 STI compared to the 2007 Short Term Incentive Plan (the “2007 STI”). The Company believes that this disclosure provides investors with an appropriate understanding both of 2007 compensation and the Company’s rationale for making adjustment to its 2008 STI.
Company respectfully advises the Staff that the quantitative disclosure of the Company’s strategic operating objectives for the current year, as opposed to the past year to which most of the CD&A disclosure relates, has been omitted in reliance upon Instruction 4 to Item 402(b) of Regulation S-K. Disclosure by the Company of the quantitative 2008 STI targets would not provide the Company’s shareholders with a material insight into the Company’s compensation arrangements, but would materially harm the Company by assisting competitors in assessing the Company’s costs, pricing, strategies, weaknesses, risk to publicly-disclosed financial performance guidance, and cash flow, in each case, to the Company’s competitive disadvantage. Consequently, the Company believes that the requirements set for in Instruction 4 to Regulation S-K are met, and it does not intend to make quantitative disclosure of its 2008 STI targets.
In addition to the analysis under Regulation S-K, the Company believes that disclosure of the quantitative 2008 STI targets could be materially misleading to investors. The Company routinely provides incentive to management at the beginning of each year by weighting STI targets and setting the rates at which achievement of those targets will increase or decrease STI payout in a manner intended to reflect the Company’s performance goals, as well as to achieve the Company’s overall compensation, retention, and recruitment objectives with respect to executives. These considerations are broader than the financial estimates that underlie the Company’s public financial performance guidance. Therefore, disclosure of the STI targets could be misleading to investors when compared to the Company’s publicly disclosed financial guidance, which reflect estimates of actual performance, and not lower probability, incentive-based performance goals. Consequently, the Company anticipates that it will include disclosure in its 2009 Proxy Statement that is substantially similar to the disclosure included in its 2008 Proxy Statement as it relates to the 2008 STI Plan and any similar short term incentive plan adopted for the 2009 fiscal year.
6.	We note your statements throughout the compensation discussion and analysis that you seek to offer long-term compensation having a “potential realizable value” at or above the average fair value of the equity compensation paid to executives at comparable companies. In your future, filings, please disclose the formula used to calculate the potential realizable value of the equity compensation to be granted to the named executive officers.
Response: The Company acknowledges the Staff’s comment and will include disclosure beginning with its 2009 Proxy Statement to clarify that “potential realizable value” of a grant of equity compensation has been considered by the Compensation Committee of the Board to be the potential realizable value determined in a manner consistent with the aggregate compensation expense that would be recognized by the Company over the life of the grant under SFAS 123R.

7.	We note that the value of your grant of 2008 stock options and performance-based restricted stock units was established as a function of a multiple of the named executive officer’s base salary. In your future, filings, for each named executive officer, please disclose the multiple used and discuss how the compensation committee arrived at each multiple.
Response: The Company acknowledges the Staff’s comment and will include disclosure beginning with its 2009 Proxy Statement to clarify that the multiple of base salary utilized to calculate individual grants of equity compensation was determined based on the actual ratio of base salary to the value of equity compensation grants, on average, made to comparable executive officers at RCN’s peer group companies as reflected in the compensation data provided by the Company’s executive compensation advisers.
Summary Compensation Table, Proxy Statement, page 20
Grants of Plan-Based Awards Table, Proxy Statement, page 22
8.	We note that the annual cash bonuses paid to the named executive officers under the company’s 2007 Short-Term Incentive Plan are reported under the Bonus column of the Summary Compensation Table. We note your disclosure on page 15 that your annual short-term bonuses are “intended to reward the [n]amed [e]xecutive [o]fficers for performance during the year” and that the bonuses are paid “upon the achievement by the [c]ompany of objectives determined by the Board of Directors at the beginning of the year.” In your future filings, please revise your presentation to disclose payments made under your short-term incentive plans in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Also, revise the supplemental Grants of Plan-Based Awards Table to disclose the information required with respect to awards under non-equity incentive plans. See Items 402(c)(2)(vii) and 402(d)(2)(iii) of Regulation S-K, and Release No. 33-8237A (August 29, 2006).
Response: The Company acknowledges the Staff’s comment and will revise the Company’s presentation of the Summary Compensation Table and Grants of Plan-Based Awards Table accordingly in its 2009 Proxy Statement.
Part IV
Item 15. Exhibits
Exhibits 31.1 and 31.2
9.	We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response: The Company acknowledges the Staff’s comment and will revise the identification of the certifying individuals accordingly in future Exchange Act filings.
Signatures, page S-1
10.	In your future filings, identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.
Response: The Company acknowledges the Staff’s comment and will add its Controller, Principal Accounting Officer as a signatory to future Exchange Act filings.
Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007
13. Income Taxes, page F-24

11.	Please refer to your reconciliation of the federal income tax benefit at the statutory rate to the reported total (benefit) provision for income taxes. Tell us why the valuation allowance difference increased from $2.6 million in 2006 to $44.9 million in 2007. Additionally, tell us your consideration of paragraph 26 of SFAS 109 in determining the allocation of the effect of a change in the valuation allowance.
Response: The year over year valuation allowance increase presented in the reconciliation of federal income tax benefit at the statutory rate to the reported total provision for income taxes is directly related to the increase in loss before provision for income taxes. The loss increased from $4.2 million in 2006 to $153.1 million in 2007. The increased 2007 loss required the Company to provide a larger valuation allowance than in 2006.
For both 2006 and 2007, RCN provides a full valuation allowance against its net deferred tax assets without taking into account the deferred tax liability created from the book and tax differences on indefinite-lived assets. In assessing the required valuation allowance on deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company did not change its 2006 or 2007 beginning-of-the-year valuation allowance balance because of a change in judgment about the realizability of the deferred tax assets in future years. As such, no adjustment to continuing operations was made or is required under paragraph 26 of SFAS 109 in 2006 or 2007.
15. Commitments and Contingencies, page F-25
City of Chicago Franchise Fee, page F-26
12.	We note your statement that the final disposition of the subject case is not expected to have a material adverse effect on your consolidated financial position but could possibly be material to your consolidated results of operations or cash flows in any one period. It is unclear from your statement whether you have accrued a loss contingency as of the balance sheet date. Tell us your consideration of SFAS 5 in determining whether an accrual or disclosure is required with respect to any loss exposure arising from the subject case. If there is a reasonable possibility that a loss may have been incurred, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
Response: FASB Statement No. 5, Accounting for Contingencies, requires accrual of payments for contingent liabilities if payment is both probable and estimable. In addition, SFAS 5 also requires disclosure of the nature of any contingency if a loss is at least reasonably possible.
The FCC determined in 2002 that Internet “cable modem” services are not “cable services” as defined in the Communications Act, and RCN, like other cable providers nationwide, currently does not pay franchise fees on its cable modem Internet access services. The lawsuit at issue, The City of Chicago v. Comcast Cable Holdings, et al. (the “Lawsuit”) involves a challenge by the City of Chicago as to whether the three defendant cable operators in Chicago were entitled to cease paying such fees based on the 2002 FCC ruling or whether their respective franchise contracts with the City require them to continue to do so notwithstanding the FCC preemption. The defendants have prevailed on this issue twice — first in a decision of the federal district court which was later remanded back to the state court on procedural grounds (and without opinion as to the merits of the District Court opinion), and subsequently in the local state circuit court, which dismissed the complaint. The City appealed that dismissal to the Illinois Appellate Court, which reversed the judgment of the trial court, finding that the franchise agreements are valid contracts under state law and the agreements are not preempted by federal law. The matter now rests at the Illinois Supreme Court and is expected to be argued in the Fall 2008 Term.
Based on the facts and circumstances of the case, the Company does not believe that it is probable that it will be required to pay any amounts to the City of Chicago in respect of the Lawsuit, as the Company believes that the Supreme Court of the State of Illinois will recognize the overwhelming weight of national authority on this matter, and hold that the City of Chicago is bound by the FCC’s authority in the area of assessing franchise fees on cable modem revenues. The Company understands that the Illinois Supreme Court only agrees to hear a very small percentage of the cases brought to it, and we view its decision to allow the defendants’ appeals to go forward as an indication that the Court believes that defendants have raised substantial questions as to whether the Appellate Court’s decision should stand. Moreover, as noted above, cable companies nationwide have ceased paying these fees, and to the knowledge of RCN, to date there have been very few challenges by local municipalities and those that have been decided have all been in favor of defendants’ position that the FCC has preempted the imposition of such fees. Accordingly, RCN does not believe that a payment with respect to the Lawsuit is probable, and it therefore has not recorded an accrual with respect to any such contingency in its financial statements.
Similarly, RCN does not believe that it is reasonably possible that it will be required to make any payment in respect of the Lawsuit. The Company has included a description of the Lawsuit in its SEC filings, including language that indicates that any liability associated therewith could be material to the Company’s consolidated results of operations or cash flows in any one period out of an abundance of caution, in the unlikely event that the Company does, in fact, become obligated to make any payment in respect of the Lawsuit. Such disclosure is not intended to convey a belief by the Company that such a payment is reasonably possible, and the Company notes that much of its risk factors and forward-looking statements describe uncertainties that, while possible under certain unlikely circumstances, would not in many instances be considered likely enough to occur to meet a “reasonably possible” standard of likelihood. As such, the Company has concluded that an estimate of any possible liability in respect of the Lawsuit is not required under SFAS 5.

* * *
As requested by the Staff’s letter, the Company acknowledges the following with respect to this matter: (i) the Company is responsible for the adequacy and accuracy of disclosure in the filings; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (703) 434-8440 should you have any further comments or if you require any additional information.
Respectfully yours,
Benjamin R. Preston
Senior Vice President, General Counsel

cc.	Michael T. Sicoli
Leslie J. Sears
Thomas C. Janson